

Report of Independent Registered Public Accounting Firm
on the Exemption Report pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Member
Kittle Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Kittle Capital Markets, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Kittle Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Kittle Capital Markets, LLC stated that Kittle Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kittle Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kittle Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 23, 2016

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Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.